Exhibit 99.1

Bitdeer Reports Unaudited Financial Results
for the Fourth Quarter and Full Year of 2024

SINGAPORE, February 25, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today released its unaudited financial results for the fourth quarter ended December 31, 2024.

Q4 2024 Financial Highlights
All amounts compared to Q4’23 unless otherwise noted

•	Total revenue was US$69.0 million vs. US$114.8 million.
•	Cost of revenue was US$63.9 million vs. US$87.8 million.
•	Gross profit was US$5.1 million vs. US$27.0 million.
•	Net loss was US$531.9 million vs. US$5.0 million.
•	Adjusted EBITDA[1] was negative US$3.8 million, vs. positive US$33.3[2] million.
•	Cash and cash equivalents were US$476.3 million as of December 31, 2024.
•	Crypto balance: US$77.5 million as of December 31, 2024.

Management Commentary

“Last year, we strategically prioritized resources to the development of our proprietary ASIC technology, which temporarily limited our hashrate growth and impacted our financial performance. However, this investment resulted in substantial progress in our ASIC technology roadmap, strengthening our competitive moat and positioning Bitdeer for a transformative 2025 and beyond. Owning and deploying our own mining ASICs is an integral part of our full vertical integration strategy. It will provide us distinct advantages – such as rapid hashrate deployment, a lower cost structure, enhanced capital efficiency, and a dramatically improved supply chain compared to the broader industry. In addition, commercializing SEALMINER ASICs allows us to diversify our revenue streams into the multi-billion dollar ASICs market where we see strong demand for alternative suppliers of ASIC solutions,” stated Matt Kong, Chief Business Officer at Bitdeer.

Mr. Kong added, “In 2025, for our self-mining operation, we plan to energize all of our mass production SEALMINER A1s and 28 EH/s of SEALMINER A2s on top of our existing 8.7 EH/s of self-mining hashrate for the time being. This will bring Bitdeer’s total self-mining hashrate to approximately 40 EH/s by Q4 2025. This target does not factor in additional wafer allocation anticipated from TSMC for SEAL02 or SEAL03, which could be additive to the Q4 2025 target of 40 EH/s, depending on manufacturing schedule. For sales to external customers, the approximately 7 EH/s of SEALMINER A2s that we allocated was quickly over-subscribed, 20% of the total price as the down payment has been fully collected and volume shipments to these customers will begin in March 2025.”

Mr. Kong continued, “In Q4 2024, we also advanced the development of our 3rd and 4th generation chips. Upon successful tapeouts, we believe these chips will position Bitdeer as the leading supplier of the world’s most energy efficient mining ASICs. Having the most efficient ASIC is the key factor to winning share of the growing ASICs market, as energy efficiency remains most important single metric influencing buying decisions. We look forward to the substantial value these chips will unlock for our company and our shareholders.”

Mr. Kong concluded, “In terms of our energy assets, our global power capacity now exceeds 2.6 GWs, following the Foxcreek, Alberta acquisition, and over 1 GW is scheduled to be energized over the course of 2025. This puts us in an advantageous position to deploy our SEALMINER machines for self-mining and also capitalize on the significant demand for HPC and AI datacenters. We are actively working with top datacenter developers and advisors to establish long-term partnerships, which will position Bitdeer to play a significant role in addressing the shortage of reliable power for AI datacenters.”

Operational Summary

Metrics	Three Months Ended Dec 31
	2024	2023
Total hash rate under management (EH/s)	21.6	21.0
- Proprietary hash rate	8.9	8.4
- Self-mining	8.5	6.7
- Cloud Hash Rate	0.0	1.7
- Delivered but not yet hashing	0.4	-
- Hosting	12.7	12.6
Mining rigs under management	175,000	215,000
- Self-owned	85,000	86,000
- Hosted	90,000	129,000
Bitcoin mined (self-mining only)	469	1,299
Bitcoins held	594	43
Total power usage (MWh)	857,000	1,336,000
Average cost of electricity ($/MWh)	41	44
Average miner efficiency (J/TH)	30.4	31.7

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[4]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Pending Regulatory Approval
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
Total pipeline capacity	1,744
Total global electrical capacity	2,639

Financial MD&A
All variances are current quarter compared to the same quarter last year. All figures in this section are rounded.

Q4 2024 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Total revenue	69.0	62.0	114.8
Cost of revenue	(63.9)	(59.2)	(87.8)
Gross profit	5.1	2.8	27.0
Net loss	(531.9)	(50.1)	(5.0)
Adjusted EBITDA	(3.8)	(8.5)	33.3[2]
Cash and cash equivalents	476.3	291.3	144.7

US $ in millions	Three Months Ended Dec 31, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	41.5	2.3	8.5	12.4
Cost of revenue
- Electricity cost in operating mining rigs	(22.3)	(0.1)	(5.8)	(7.0)
- Depreciation and share-based payment expenses	(12.2)	(0.6)	(1.2)	(1.8)
- Other cash costs	(4.0)	(0.3)	(0.8)	(1.2)
Total cost of revenue	(38.5)	(1.0)	(7.8)	(10.0)
Gross profit	3.0	1.3	0.7	2.4

US $ in millions	Three Months Ended Dec 31, 2023
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	46.9	16.2	25.2	23.4
Cost of revenue
- Electricity cost in operating mining rigs	(20.3)	(4.3)	(16.1)	(17.2)
- Depreciation and share-based payment expenses	(9.7)	(3.8)	(2.6)	(2.4)
- Other cash costs	(3.0)	(1.0)	(1.6)	(1.6)
Total cost of revenue	(33.0)	(9.1)	(20.3)	(21.2)
Gross profit	13.9	7.1	4.9	2.2

Full Year 2024 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Years Ended
	Dec 31, 2024	Dec 31, 2023
Total revenue	349.8	368.5
Cost of revenue	(283.4)	(290.7)
Gross profit	66.4	77.8
Net loss	(599.2)	(56.7)
Adjusted EBITDA	39.4	97.0[2]
Cash and cash equivalents	476.3	144.7

US $ in millions	Year Ended Dec 31, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	163.1	39.8	67.6	64.0
Cost of revenue
- Electricity cost in operating mining rigs	(91.1)	(7.5)	(39.6)	(41.0)
- Depreciation and share-based payment expenses	(39.1)	(8.4)	(8.4)	(8.2)
- Other cash costs	(11.8)	(2.5)	(4.3)	(4.5)
Total cost of revenue	(142.0)	(18.4)	(52.3)	(53.7)
Gross profit	21.1	21.4	15.3	10.3

US $ in millions	Year Ended Dec 31, 2023
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	111.7	67.9	97.3	79.9
Cost of revenue
- Electricity cost in operating mining rigs	(52.3)	(17.1)	(54.6)	(55.5)
- Depreciation and share-based payment expenses	(29.2)	(19.7)	(13.2)	(10.7)
- Other cash costs	(8.3)	(5.3)	(7.5)	(6.6)
Total cost of revenue	(89.8)	(42.1)	(75.3)	(72.8)
Gross profit	21.9	25.8	22.0	7.1

Q4 2024 Management’s Discussion and Analysis (compared to Q4 2023)

Revenue
•	Total revenue was US$69.0 million vs. US$114.8 million.
•
Self-mining revenue was US$41.5 million vs. US$46.9 million, primarily due to the effect of the April 2024 halving and higher global network hashrate, partially offset by the increase in the average self-mining hashrate for the quarter by 20.0% to 8.4 EH/s from 7.0 EH/s last year and higher year-over-year Bitcoin prices.

•
Cloud Hash Rate revenue was US$2.3 million vs. US$16.2 million. The decline was primarily due to expiration of long-term Cloud Hashrate contracts and subsequent reallocation of nearly all machines to self-mining operations over the course of 2024.

•
General Hosting revenue was US$8.5 million vs. US$25.2 million. The decline was primarily due to the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers following the April 2024 halving as a result of reduced mining economics.

•
Membership Hosting revenue was US$12.4 million vs. US$23.4 million. Similar to general hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.

Cost of Revenue
•
Cost of revenue was US$63.9 million vs US$87.8 million. The decrease was primarily driven by lower depreciation expenses as certain mining rigs became fully depreciated and the decrease of power usage along with the reduced hosted mining rigs.

Gross Profit and Margin
•	Gross profit was US$5.1 million vs. US$27.0 million.
•	Gross margin was 7.4% vs. 23.5%.

Operating Expenses
•	The sum of the operating expenses below was US$42.5 million vs. US$27.4 million.
•	Selling expenses were US$2.0 million vs. US$2.0 million, flat year-over-year.
•
General and administrative expenses were US$17.7 million vs. US$17.1 million. The increase was primarily due to an increase in staff costs for general and administrative personnel and consulting fee for capital market and compliance activities, partially offset by lower share-based payment expenses.

•
Research and development expenses were US$22.9 million vs. US$8.3 million, primarily due to higher R&D costs related to higher engineering costs related to the Company’s ASIC development roadmap and non-cash amortization expenses of intangible assets related to the acquisition of FreeChain.

Other Net Loss
•
In Q4 2024, we recorded US$479.8 million other net loss primarily due to the non-cash expense of fair value changes of derivative liabilities, which are the US$413.7 million of loss on fair value changes for the convertible notes issued in August and November and the US$55.8 million of loss on fair value changes for the Tether warrants.

Net Loss
•	Net loss was US$531.9 million vs. US$5.0 million.

Adjusted Profit / (Loss) (Non-IFRS)5
•
Adjusted loss was US$36.9 million vs. adjusted profit of US$4.5[2] million. The change was primarily due to the year-over-year revenue decline, lower gross profit margins and higher operating expenses as described above.

Adjusted EBITDA (Non-IFRS)
•
Adjusted EBITDA was negative US$3.8 million vs. positive US$33.3[2] million. The decrease was primarily due to the year-over-year revenue decline, lower gross profit margins as a result of the halving and higher R&D as described above.

Cash Flows
•
Net cash used in operating activities was US$325.1 million, primarily driven by electricity costs and operating expenses for the quarter as well working capital payments to TSMC of US$190.6 million for SEAL02 and US$52.8 million for the tapeout of SEAL03, including risk wafers.

•
Net cash used in investing activities was US$10.0 million, which included US$48.4 million of capital expenditures for infrastructure construction and mining rigs, offset by US$38.8 million of proceeds from disposal of cryptocurrencies received from our principal business.

•	Net cash generated from financing activities was US$522.8 million, primarily driven by the proceeds from our convertible note issuance in November and ATM program.

Balance Sheet
As of December 31, 2024 unless stated otherwise (compared to December 31, 2023)

•	US$476.3 million in cash and cash equivalents, US$77.5 million in cryptocurrencies and US$208.1 million in borrowing.
•	US$310.2 million prepayments and other assets, up from US$97.1 million. Change primarily driven by advanced payments to TSMC for our SEAL02 mass volume production.
•	US$64.9 million inventories, up from nearly zero. Increase mainly including wafers, chips, WIP and finished SEALMINER inventory.
•	US$83.2 million intangible assets and US$35.8 million goodwill mainly raised from acquisition of Norway and Freechain during the year of 2024.
•	US$763.9 million derivative liabilities mainly due to the issuance of warrants to Tether, and convertible senior notes issued in August and November.

Further information regarding the Company’s fourth quarter 2024 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

CEO 10b5-1 Trading Plan
In December 2024, Jihan Wu, Chairman of the Board and Chief Executive Officer of the Company, entered into a plan designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Plan”). The Plan provides for sales of securities of the Company and is in accordance with the Company’s Insider Trading Policy. Subject to minimum price thresholds specified in the Plan, up to 4,000,000 of ordinary shares of the Company may be sold on multiple pre-determined dates starting in March 2025 and ending no later than the earlier of June 15, 2025 or the date that the aggregate number of ordinary shares sold under the Plan reaches 4,000,000.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

1 “Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables.
2 During the current period, we revised definition of our previously reported non-IFRS Adjusted Profit and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$1.8 million and US$3.3 million revision to Q4 2023 and Year-ended 2023 metrics, respectively, reflects non-cash fair value changes in crypto settled receivables and payables as they do not represent normal operating expenses (or income) necessary to operate our business.
3 Indicative timing. All timing references are to calendar quarters and years.
4 Figures may not add due to rounding.
5 “Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,	As of December 31,
(US $ in thousands)	2024	2023
ASSETS
Cash and cash equivalents	476,270	144,729
Cryptocurrencies	77,537	15,371
Trade receivables	9,627	17,277
Amounts due from a related party	15,512	187
Prepayments and other assets	310,173	97,087
Inventories	64,888	346
Financial assets at fair value through profit or loss	42,521	37,775
Restricted cash	17,356	9,538
Mining rigs	67,324	63,477
Right-of-use assets	69,273	58,626
Property, plant and equipment	251,377	154,860
Investment properties	30,723	34,346
Intangible assets	83,235	4,777
Goodwill	35,818	-
Deferred tax assets	6,220	991
TOTAL ASSETS	1,557,854	639,387

LIABILITIES
Trade payables	31,471	32,484
Other payables and accruals	42,267	32,151
Amounts due to a related party	8,747	33
Income tax payables	2,729	3,367
Derivative liabilities	763,939	-
Deferred revenue	129,229	144,337
Borrowings	208,127	22,618
Lease liabilities	78,133	70,211
Deferred tax liabilities	16,614	1,620
TOTAL LIABILITIES	1,281,256	306,821

NET ASSETS	276,598	332,566

EQUITY
Share capital	*	*
Treasury equity	(160,926)	(2,604)
Accumulated deficit	(649,004)	(49,853)
Reserves	1,086,528	385,023
TOTAL EQUITY	276,598	332,566

* Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2024	2023	2024	2023

Revenue[6]	69,018	114,848	349,782	368,554
Cost of revenue	(63,919)	(87,804)	(283,382)	(290,745)
Gross profit	5,099	27,044	66,400	77,809
Selling expenses	(1,952)	(2,005)	(8,044)	(8,246)
General and administrative expenses	(17,668)	(17,134)	(64,317)	(66,454)
Research and development expenses	(22,898)	(8,306)	(76,946)	(29,534)
Listing fee	-	-	-	(33,151)
Other operating income / (expenses)	(3,670)	3,073	727	3,791
Other net gain / (loss)	(479,778)	1,068	(507,479)	3,538
Profit / (loss) from operations	(520,867)	3,740	(589,659)	(52,247)
Finance income / (expenses)	(11,811)	1,179	(11,935)	1,276
Profit / (loss) before taxation	(532,678)	4,919	(601,594)	(50,971)
Income tax benefit / (expenses)	761	(9,950)	2,443	(5,685)
Loss for the periods	(531,917)	(5,031)	(599,151)	(56,656)
Other comprehensive loss
Loss for the periods	(531,917)	(5,031)	(599,151)	(56,656)
Other comprehensive loss for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	(234)	(43)	(218)	(26)
Other comprehensive loss for the periods, net of tax	(234)	(43)	(218)	(26)
Total comprehensive loss for the periods	(532,151)	(5,074)	(599,369)	(56,682)

Loss per share (Basic and diluted)	(3.22)	(0.05)	(4.36)	(0.51)

Weighted average number of shares outstanding (thousands) (Basic and diluted)	165,427	111,055	137,426	110,494

6 Included nil and approximately US$17.2 million generated from hosting service provided to a related party for the three months and year ended December 31, 2024.

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2024	2023	2024	2023

Cash flows from operating activities
Cash used in operating activities	(321,629)	(76,963)	(613,167)	(283,868)
Interest paid on leases	(902)	(659)	(3,473)	(2,605)
Interest paid on borrowings	(2,216)	(940)	(3,952)	(2,181)
Interest received	1,653	2,033	7,115	7,572
Income tax paid	(1,964)	(1,347)	(8,596)	(1,500)
Income tax refund	-	10,795	-	10,795
Net cash used in operating activities	(325,058)	(67,081)	(622,073)	(271,787)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(42,617)	(25,324)	(119,487)	(63,305)
Purchase of mining rigs	(5,766)	(107)	(7,731)	(63,041)
Purchase of financial assets at fair value through profit or loss, net of refund received	(425)	-	(2,776)	(4,400)
Proceeds from disposal of financial assets at fair value through profit or loss	-	-	-	31,111
Repayments from a related party	-	322	-	322
Lending to a third party	-	-	-	(61)
Proceeds from disposal of property, plant and equipment	54	44	298	73
Proceeds from disposal of mining rigs	-	27	-	27
Proceeds from disposal of cryptocurrencies	38,794	97,083	248,447	299,128
Cash paid for business acquisitions, net of cash acquired	-	-	(6,051)	-
Net cash generated from / (used in) investing activities	(9,960)	72,045	112,700	199,854

Cash flows from financing activities
Capital element of lease rentals paid	(6,540)	(1,183)	(9,676)	(5,191)
Net payment related to Business Combination	-	-	-	(7,662)
Repayments of borrowings	(10,000)	-	(15,000)	(7,000)
Proceeds from issuance of shares for exercise of share rewards	4,412	412	5,170	412
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	321,918	9,494	485,108	9,494
Payment for the future issuance cost	-	(942)	-	(942)
Acquisition of treasury shares	-	(2,495)	(617)	(2,604)
Proceeds from convertible senior notes, net of transaction costs	387,917	-	554,214	-
Repayment to convertible senior notes in connection with note extinguishment	(14,932)	-	(14,932)	-
Purchase of zero-strike call option	(160,000)	-	(160,000)	-
Net cash generated from / (used in) financing activities	522,775	5,286	844,267	(13,493)

Net increase / (decrease) in cash and cash equivalents	187,757	10,250	334,894	(85,426)
Cash and cash equivalents at the beginning of the period	291,314	134,512	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	(2,801)	(33)	(3,353)	(1,207)
Cash and cash equivalents at the end of the period	476,270	144,729	476,270	144,729

Use of Non-IFRS Financial Measures
In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit / (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit / (loss), for the three and twelve months ended December 31, 2024 and 2023.

BITDEER GROUP NON-IFRS ADJUSTED EBITDA AND ADJUSTED PROFIT / (LOSS) RECONCILIATION

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2024	2023	2024	2023

Adjusted EBITDA
Loss for the periods	(531,917)	(5,031)	(599,151)	(56,656)
Add：
Depreciation and amortization	25,116	19,654	81,096	75,541
Income tax (benefit) / expenses	(761)	9,950	(2,443)	5,685
Interest (income) / expense, net	8,729	(753)	10,050	(2,872)
Listing fee	-	-	-	33,151
Share-based payment expenses	8,658	11,322	33,968	45,488
Changes in fair value of derivative liabilities	469,501	-	498,167	-
Loss on extinguishment of debt	8,172	-	8,172	-
Changes in fair value of holdback shares for acquisition of FreeChain	2,970	-	3,186	-
Changes in fair value of cryptocurrency-settled receivables and payables	5,733	(1,810)	6,362	(3,305)
Total of Adjusted EBITDA	(3,799)	33,332 [2]	39,407	97,032 [2]

Adjusted Profit / (loss)
Loss for the periods	(531,917)	(5,031)	(599,151)	(56,656)
Add：
Listing fee	-	-	-	33,151
Share-based payment expenses	8,658	11,322	33,968	45,488
Changes in fair value of derivative liabilities	469,501	-	498,167	-
Loss on extinguishment of debt	8,172	-	8,172	-
Changes in fair value of holdback shares for acquisition of FreeChain	2,970	-	3,186	-
Changes in fair value of cryptocurrency-settled receivables and payables	5,733	(1,810)	6,362	(3,305)
Total of Adjusted Profit / (loss)	(36,883)	4,481 [2]	(49,296)	18,678 [2]

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerIR@orangegroupadvisors.com

Public Relations
Nishant Sharma
BlocksBridge Consulting
bitdeer@blocksbridge.com